

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2019

Charles Barrantes
Chief Financial Officer
General Finance CORP
39 East Union Street
Pasadena, CA. 91103

> **Re: General Finance CORP**
> **Form 10-Q for the period ended December 31, 2018**
> **Filed on February 11, 2019**
> **File No. 001-32845**

Dear Mr. Barrantes:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction